

Ref:AM:PVK:1111:2006

Date:- 19th January, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551


06010442

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

This is now to notify you that under Clause 41 of the Listing Agreement that a Meeting of the Board of Directors of the Company will be held on **Monday,** the **30th January, 2006,** to consider amongst other items of Agenda the Unaudited Financial Results (Provisional) of the Company, for the Third Quarter and Nine Months ended on 31st December, 2005.

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited.**

ANIL MALIK
Company Secretary


HINDALCO
ADITYA BIRLA GROUP

REF : AM: SJV:2006

January 17, 2006.

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C. 20549
United States of America
.Fax No. 001 202 5513 450
Tel No 001 202 551-6551.

Dear Sir,

Re : Hinalco Industries Limited
Rule -12g3-2(b) Exemption File No. 82-3428

SUB : SECRETARIAL AUDIT REPORT

Please find enclosed herewith the ***Secretarial Audit Report*** issued by the Practicing Company Secretary of the Company for the quarter ended ***31st December, 2005***.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited.



ANIL MALIK
Company Secretary.

Encl : as above.

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2205 4104 / 5 / 6
TeleFax : (022) 2205 4106
308, Maker Bhavan No. III,
21, New Marine Lines,
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com

Ref. No.____________

Date____________

SECRETARIAL AUDIT REPORT

1	For Quarter Ended	31/12/2005
2	ISIN	INE038A01012
3	Face Value	Rs. 1/-
4	Name of the Company	HINDALCO INDUSTRIES LIMITED
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 025
6	Correspondence Address	Same as above
7	Telephone & Fax Nos.	Tel: 91-22 5662 6666 Fax: 91-22 2422 7586 / 24362516
8	Email address	amalik@adityabirla.com
9	Names of the Stock Exchanges where the company's securities are listed:	The Stock Exchange, Mumbai and NSE.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	92,77,47,970	100
11	Listed Capital (Exchange-wise) (as per company records)	92,77,47,970	100

Note: During the quarter the Equity Shares of the Company sub-divided from Rs. 10/- per Equity Share into Rs. 1/- per Equity Share pursuant to Special Resolution passed at the Extra Ordinary General Meeting held on August 6, 2005.

12	Held in demaerialised form in CDSL	7,14,96,824	7.71
13	Held in demaerialised form in NDSL	70,23,46,146	75.71
14	Physical	15,39,05,000	16.58

15 **Total No. of shares (12+13+14)** 92,77,47,970

16 **Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15):** N/A

17 **Certifying the details of changes in share capital during the quarter under consideration as as per Table below:**

Particulars*	No. of shares	Applied/ NotApplied for listing	Listed on Stock Exchanges (Specify Names)		whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

NIL


MAHESH SONI
M. NO
Practising Company Secretary

18 Reference of the previous quarter with regards to excess dematerialised shares, if any: NIL

19 **Has the company resolved the matter mentioned in point no. 19 above in the current quarter ? If not, reason why ?** NOT APPLICABLE

20 **Register of Members is updated (Yes / No)** Yes
If not, updated upto which date

21 Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Shares	Reasons for delay
Confirmed after 21 Days	–	–	–
Pending for more than 21 Days	–	–	–

22 **Name, Telephone & fax No. of the Compliance Officer of the Co.** Mr. Anil Mallik
Tel: 5662 6666 Fax: 2422 7586.

23 **Name, Telephone & fax No, Regn. No. of the Auditor.** Mr. Mahesh Soni
Tel:2205 4104, 98202 20451
FCS : 3706, COP : 2324

24 **Appointment of common agency for share registry work**

THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE OF TRANSFERS.

25 Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company has got its Shares delisted from Delhi, Chennai and Kolkatta Stock Exchanges.



MAHESH SONI
M. NO. FCS : 3706
MUMBAI

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 COP : 2324

MUMBAI
January 16, 2006.